UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2015

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Third Quarter 2015 Consolidated Results
2.	Third Quarter 2015 Consolidated Earnings Results Presentation
3.	Historical Consolidated Financial Statements Under Full IFRS

Item 1

Report of 3Q 2015 consolidated results Information reported in Ps. billions(1) and under Full IFRS (1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission. As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a “foreign private issuer” under Rule 405 of the U.S. Securities Act of 1933. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia.

As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions.

All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance.

Although we are not a financial institution, until December 31, 2014 we prepared the unaudited consolidated financial information included in our quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions.

However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia. As a result, since January 1, 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS.

IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB. Our 20-F annual report filed with the SEC provides a description of the principal differences between Colombian Banking GAAP and U.S. GAAP as well as expected changes from our implementation of IFRS as applicable under Colombian regulations.

The unaudited consolidated financial information included in this webcast is presented in accordance with IFRS as currently issued by the IASB.

Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

As a result of our migration to IFRS and our first year of implementation of IFRS accounting principles, our interim unaudited consolidated financial information for 2015, and the comparative interim information for the respective periods of 2014, may be subject to further amendments.

This report may include forward-looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20-F available at the SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this webcast we refer to billions as thousands of millions.

Report of 3Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

Bogotá, December 2nd, 2015. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated attributable net income result of Ps. 444.8 billion for 3Q15. As of September 30, 2015 total assets for Grupo Aval were Ps. 210.6 trillion, total liabilities totaled Ps. 189.6 trillion and total equity plus minority interest totaled Ps. 21.0 trillion.

Grupo Aval financials for 3Q15 show the following general results:

•	Total consolidated assets grew by 23.3% versus 3Q2014 and by 8.2% versus 2Q2015. In absence of the devaluation of the peso (53% LTM and 19% in the quarter), assets would have grown 10.6% and 3.1% respectively.

•	Gross loans grew by 29.7% versus 3Q2014 and by 9.1% versus 2Q2015. In absence of the devaluation of the peso, gross loans would have grown 16.6% and 4.2% respectively.

•	Quality of the loan portfolio shows stability with PDL’s (+30 days) of 2.5% for 3Q2015 versus 2.6% in 2Q2015 and 2.7% in 3Q2014, and NPL’s of 1.6% for 3Q2015 versus 1.7% in 2Q2015 and 1.8% in 3Q2014.

•	Cost of risk (net) improved to 1.4% in 3Q2015 from 1.9% in 2Q2015 and 1.6% in 3Q2014.

•	Total deposits grew by 19.0% versus 3Q2014 and by 5.3% versus 2Q2015. In absence of the devaluation of the peso, deposits would have grown 7.3% and 0.6% respectively.

•	Ratio of deposits to gross loans shows, as of September 2015, a tightening in liquidity that has been partially reverted during October and November of this year.

•	Total Equity decreases by 2.1% between 2Q2015 and 3Q2015 driven by the distribution of profits of the first semester of the year, and by an increase in the unrealized gains of our Fixed Income Portfolio.

•	Tangible Capital ratio shows a deterioration as of the end of 3Q2015 due to the asset growth of the period, the contraction in Total Equity, and the impact that the devaluation of the peso had on our USD denominated Goodwill.

•	NIM on loans was 6.3% for 3Q2015 versus 6.4% in 2Q2015. Yield on loans remained at 10% for the period while average cost of funds increased from 3.4% to 3.5%.

•	NIM on fixed income investments declined to 0.5% in 3Q2015 versus 1.4% for 2Q2015.

•	As a result of the above, Total NIM contracted to 5.3% in 3Q2015 from 5.4% in 2Q2015.

•	Efficiency ratio shows a slight deterioration in the quarter on a cost to income basis going from 46.3% in 2Q2015 to 50.7% in 3Q2015. On a cost to asset basis, the ratio went from 3.3% in 2Q2015 to 3.5% in 3Q2015.

•	ROAA for the quarter was 1.5% and ROAE for the quarter was 13.3%.

Other matters:

•	Previously published IFRS figures for 1Q2015 and 2Q2015 have been revised as the IFRS implementation process continues to adjust some figures. The revision has no material impact on YTD net income.

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Report of 3Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Information in Ps. Billions

Consolidated Balance Sheet	3Q14	2Q15	3Q15	Δ
				3Q15 vs. 2Q15	3Q15 vs. 3Q14
Cash and balances at central bank	20,115.5	18,351.5	18,716.0	2.0%	-7.0%
Financial assets held for investment	27,194.3	30,338.1	31,424.9	3.6%	15.6%
Total loans and leases portfolio at amortized cost	105,371.1	125,407.3	137,032.6	9.3%	30.0%
Non-current assets held for sale	194.5	241.2	244.5	1.4%	25.7%
Investment in associates and joint ventures	642.7	780.4	902.0	15.6%	40.4%
Tangible assets	5,605.4	5,946.6	6,289.3	5.8%	12.2%
Intangible assets	7,232.7	8,559.1	9,573.9	11.9%	32.4%
Income tax assets	1,914.3	2,055.8	2,850.6	38.7%	48.9%
Other assets	2,524.7	2,994.9	3,530.1	17.9%	39.8%
Total assets	170,795.3	194,674.8	210,564.0	8.2%	23.3%
Financial liabilities at fair value	408.0	867.0	1,573.7	81.5%	285.7%
Deposits from clients at amortized cost	108,469.5	122,575.3	129,090.8	5.3%	19.0%
Borrowings	31,016.3	37,908.0	45,253.5	19.4%	45.9%
Borrowings from rediscount banks	2,193.6	2,168.8	2,376.1	9.6%	8.3%
Total liabilities at amortized cost	141,679.3	162,652.2	176,720.4	8.6%	24.7%
Income tax liabilities	3,231.4	3,677.6	4,246.1	15.5%	31.4%
Employee benefits	1,070.5	1,000.2	1,112.1	11.2%	3.9%
Other liabilities	4,628.9	5,068.6	5,941.7	17.2%	28.4%
Total liabilities	151,018.1	173,265.7	189,593.9	9.4%	25.5%
Attributable to the owners of the parent company	12,677.5	13,603.0	13,160.8	-3.3%	3.8%
Non-controlling interests	7,099.7	7,806.1	7,809.2	0.0%	10.0%
Total shareholder's equity	19,777.1	21,409.1	20,970.0	-2.1%	6.0%

Total liabilities and shareholder's equity	170,795.3	194,674.8	210,564.0	8.2%	23.3%

Consolidated Statement of income	3Q14	2Q15	3Q15	Δ
				3Q15 vs. 2Q15	3Q15 vs. 3Q14
Interest income	3,014.3	3,447.6	3,605.4	4.6%	19.6%
Interest expense	1,161.3	1,370.7	1,481.9	8.1%	27.6%
Net interest income	1,853.0	2,076.8	2,123.5	2.2%	14.6%
Provisions for losses on loans and other impairments	375.8	554.1	411.6	-25.7%	9.5%
Net interest income after provisions	1,477.2	1,522.8	1,712.0	12.4%	15.9%
Fees and other services income, net	692.1	840.9	933.3	11.0%	34.9%
Other income	624.3	717.6	578.4	-19.4%	-7.3%
Other expenses	1,629.8	1,709.6	1,966.2	15.0%	20.6%
Income before tax expense	1,163.8	1,371.7	1,257.6	-8.3%	8.1%
Income tax expense	428.8	489.9	502.6	2.6%	17.2%
Income from continued operations	735.0	881.8	754.9	-14.4%	2.7%
Income from discontinued operations	-	-	-	-	-
Net income before non-controlling interest	735.0	881.8	754.9	-14.4%	2.7%
Non controlling interest	(321.8)	(312.8)	(310.1)	-0.9%	-3.6%
Net income attributable to the owners of the parent company	413.2	569.0	444.8	-21.8%	7.7%

Key ratios	3Q14	2Q15	3Q15	YTD 2014	YTD 2015

NIM(1)	5.7%	5.4%	5.3%	5.8%	5.4%
Efficiency ratio(2)	47.7%	46.3%	50.7%	47.3%	48.5%
ROAA(3)	1.8%	1.8%	1.5%	1.9%	1.5%
ROAE(4)	14.1%	17.1%	13.3%	15.9%	13.6%

30 days PDL / Total loans and leases	2.7%	2.6%	2.5%	2.7%	2.5%
Provision expense / Average loans and leases (5)	1.6%	1.9%	1.4%	1.6%	1.6%
Allowance / 30 days PDL	1.1	1.1	1.0	1.1	1.0
Allowance / Total loans and leases	2.8%	2.7%	2.5%	2.8%	2.5%
Charge offs / Average loans and leases (5)	1.4%	1.2%	1.5%	1.2%	1.4%

Total loans and leases, net / Total assets	61.7%	64.4%	65.1%	61.7%	65.1%
Deposits / Total loans and leases, net	102.9%	97.7%	94.2%	102.9%	94.2%
Equity + Min. interest / Assets	11.6%	11.0%	10.0%	11.6%	10.0%
Tangible equity ratio (6)	7.7%	6.9%	5.7%	7.7%	5.7%

Shares outstanding (EoP)	22,036,572,719	22,281,017,159	22,281,017,159	22,036,572,719	22,281,017,159
Shares outstanding (Average)	20,513,223,292	22,281,017,159	22,281,017,159	20,431,963,138	22,281,017,159
Common share price (EoP)	1,380	1,270	1,180	1,380	1,180
Preferred share price (EoP)	1,390	1,275	1,175	1,390	1,175
BV/ EoP shares in Ps.	575.3	610.5	590.7	575.3	590.7
EPS	20.1	25.5	20.0	66.6	60.5

P/E (7)	17.3	12.5	14.7	15.7	14.6
P/BV (7)	2.4	2.1	2.0	2.4	2.0

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio calculated as operating expenses minus D&A divided by total income before provision expense, net; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter. (5) Refers to average gross loans for the period; (6) Tangible Equity Ratio is calculated as Total Equity minus Intangibles divided by Total Assets minus Intangibles; (7) Based on Preferred share prices.

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Report of 3Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

Balance Sheet Analysis

1. Assets

Total assets as of September 30, 2015 totaled Ps. 210,564.0 billion showing an increase of 23.3% versus September 30, 2014 and one of 8.2% versus June 30, 2015. Growth in assets was mainly driven by a 30.0% year over year growth in Net Loans and Leases to Ps. 137,032.6 billion. When excluding the effect of the Colombian Peso (Ps.) depreciation of the period, asset growth would have been 10.6% versus September 30, 2014 and 3.1% versus June 30, 2015 and Net Loans and Leases growth would have been 16.7% and 4.3%, respectively.

1.1 Loans and Leases

Total Gross Loans and Leases increased by 29.7% between September 30, 2014 and September 30, 2015 to Ps. 140,550.7 billion (16.6% excluding Ps. depreciation effect) driven by (i) a 26.8% increase in Commercial loans and leases to Ps. 84,664.8 billion (18.1% excluding Ps. depreciation effect), (ii) a 29.3% increase in Consumer loans and leases to Ps. 40,165.0 billion (13.8% excluding Ps. depreciation effect), (iii) a 52.7% increase in Mortgage loans and housing leases to Ps. 12,748.4 billion (15.5% excluding Ps. depreciation effect) and (iv) a 6.7% increase in Microcredit loans and leases to Ps. 391,7 billion (6.7% excluding Ps. depreciation effect).

Total loans and leases portfolio at amortized cost	3Q14	2Q15	3Q15	Δ
				3Q15 vs. 2Q15	3Q15 vs. 3Q14
Loans & leases operations and receivables portfolio
Commercial loans and leases	66,748.2	78,178.5	84,664.8	8.3%	26.8%
Consumer loans and leases	31,060.2	36,664.3	40,165.0	9.5%	29.3%
Mortgages and housing leases	8,351.0	11,007.0	12,748.4	15.8%	52.7%
Microcredit loans and leases	367.2	382.9	391.7	2.3%	6.7%
Loans & leases operations and receivables portfolio	106,526.6	126,232.8	137,970.0	9.3%	29.5%
Interbank & overnight funds and others	1,849.0	2,588.1	2,580.7	-0.3%	39.6%
Total loans & leases operations and receivables portfolio	108,375.5	128,820.9	140,550.7	9.1%	29.7%
Allowance for loans & leases operations and receivables portfolio	(3,004.4)	(3,413.6)	(3,518.1)	3.1%	17.1%
Allowance for commercial loans & leases	(1,578.0)	(1,730.8)	(1,800.8)	4.0%	14.1%
Allowance for consumer loans & leases	(71.5)	(98.3)	(104.1)	5.9%	45.7%
Allowance for mortgage loans & leases	(1,318.7)	(1,535.9)	(1,565.7)	1.9%	18.7%
Allowance for microcredit loans & leases	(36.2)	(48.5)	(47.5)	-2.2%	31.2%
Total loans and leases portfolio at amortized cost	105,371.1	125,407.3	137,032.6	9.3%	30.0%

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Report of 3Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

The following table shows the loan composition per entity. Banco de Bogotá increased its share to 65.8% of the total loan portfolio due to higher growth rates in its Colombian operation versus other Banks and thanks to the impacts of the devaluation of the currency.

Gross loans / Bank ($)	3Q14	2Q15	3Q15	Δ
				3Q15 vs. 2Q15	3Q15 vs. 3Q14
Banco de Bogotá	65,174.6	80,727.0	90,783.6	12.5%	39.3%
Local	42,608.6	49,152.8	51,661.1	5.1%	21.2%
Central America	22,566.0	31,574.2	39,122.6	23.9%	73.4%
Banco de Occidente	21,737.0	23,857.1	24,906.9	4.4%	14.6%
Banco Popular	12,780.7	13,777.6	14,207.3	3.1%	11.2%
Banco AV Villas	7,197.7	8,109.2	8,394.8	3.5%	16.6%
Eliminations	363.3	238.0	322.6	35.6%	-11.2%
Total Grupo Aval	106,526.6	126,232.8	137,970.0	9.3%	29.5%

Gross loans / Bank (%)	3Q14	2Q15	3Q15

Banco de Bogotá	61.2%	64.0%	65.8%
Local	40.0%	38.9%	37.4%
Central America	21.2%	25.0%	28.4%
Banco de Occidente	20.4%	18.9%	18.1%
Banco Popular	12.0%	10.9%	10.3%
Banco AV Villas	6.8%	6.4%	6.1%
Eliminations	0.3%	0.2%	0.2%
Total Grupo Aval	100%	100%	100%

As detailed below, of the total of Grupo Aval’s loans, 71.6% are domestic and 28.4% are foreign (reflecting the Central American operations). Total foreign loans grew 73.4% during the past 12 months and increased by 23.9% in the quarter. The growth in our Central American operations versus September 2014 is largely attributable to the effect of the Colombian Peso’s depreciation. Excluding the effect of the Ps. depreciation yearly and quarterly growth for our Central American operations would have been 13.6% and 4.3%, respectively.

Gross loans	3Q14	2Q15	3Q15	Δ
				3Q15 vs. 2Q15	3Q15 vs. 3Q14
Domestic
Commercial loans and leases	57,319.5	64,940.1	67,895.1	4.6%	18.5%
Consumer loans and leases	23,025.2	25,201.8	26,117.9	3.6%	13.4%
Mortgages and housing leases	3,248.6	4,133.8	4,442.7	7.5%	36.8%
Microcredit loans and leases	367.2	382.9	391.7	2.3%	6.7%
Total domestic loans	83,960.5	94,658.6	98,847.4	4.4%	17.7%
Foreign
Commercial loans and leases	9,429	13,238	16,770	26.7%	77.9%
Consumer loans and leases	8,035	11,463	14,047	22.5%	74.8%
Mortgages and housing leases	5,102	6,873	8,306	20.8%	62.8%
Microcredit loans and leases	-	-	-	-	-
Total foreign loans	22,566.0	31,574.2	39,122.6	23.9%	73.4%
Total loans	106,526.6	126,232.8	137,970.0	9.3%	29.5%

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Report of 3Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

The ratio of 30 days PDL to Total Loans showed an improvement and closed 3Q15 in 2.5% compared to the 2.6% in 2Q15. The ratio of 90 days PDL to Total Loans was 1.4% in 3Q15 compared to the 1.5% in 2Q15 and 1.6% in 3Q14. Finally, the ratio of CDE Loans to Total Loans was 4.0% in 3Q15 compared to the 4.1% in 2Q15.

Grupo Aval’s coverage of its non-performing loans and leases was 1.6x for 3Q15, 2Q15 and 3Q14. Allowance to CDE Loans was 0.6x and Allowance to 30 days PDL was 1.0x, both for 3Q15. Provision expense net of recoveries of charged off assets to average Total Loans was 1.2% in 3Q15 versus 1.8% in 2Q15 and 1.4% in 1Q15. Charge offs to average total loans was 1.5% in 3Q15, 1.2% in 2Q15 and 1.4% in 3Q14.

Total loans and leases portfolio at amortized cost	3Q14	2Q15	3Q15	Δ
				3Q15 vs. 2Q15	3Q15 vs. 3Q14
''A'' normal risk	99,473.9	117,757.7	128,980.6	9.5%	29.7%
''B'' acceptable risk	2,812.4	3,256.2	3,443.6	5.8%	22.4%
''C'' appreciable risk	2,105.4	2,836.9	3,073.1	8.3%	46.0%
''D'' significant risk	1,340.2	1,448.6	1,540.6	6.3%	14.9%
''E'' unrecoverable	794.6	933.4	932.2	-0.1%	17.3%
Loans & leases operations and receivables portfolio	106,526.6	126,232.8	137,970.0	9.3%	29.5%
Interbank & overnight funds and others	1,849.0	2,588.1	2,580.7	-0.3%	39.6%
Total loans & leases operations and receivables portfolio	108,375.5	128,820.9	140,550.7	9.1%	29.7%

CDE Loans	4,240.2	5,218.9	5,545.8
30 Days Past Due Loans	2,794.8	3,378.1	3,736.6
90 Days Past Due Loans	1,618.5	2,005.3	2,249.0

CDE loans / Total loans	4.0%	4.1%	4.0%
30 Days PDL (*) / Total loans	2.7%	2.6%	2.5%
90 Days PDL (*) / Total loans	1.6%	1.5%	1.4%
NPL(*)/ Total loans	1.8%	1.7%	1.6%

Allowance / CDE loans	0.7	0.7	0.6
Allowance / 30 Days PDL (*)	1.1	1.1	1.0
Allowance/ 90 Days PDL (*)	1.9	1.8	1.8
Allowance / NPL (*)	1.6	1.6	1.6
Allowance / Total loans	2.8%	2.7%	2.5%

Provision expense / CDE loans	0.4	0.5	0.3
Provision expense / 30 Days PDL (*)	0.6	0.7	0.5
Provision expense / 90 Days PDL (*)	1.0	1.3	1.0
Provision expense / NPL (*)	0.9	1.1	0.8
Provision expense / Average total loans	1.6%	1.9%	1.4%
Provision expense, net of recoveries of charged-off assets / Average total loans	1.4%	1.8%	1.2%

Charge Off / Average total loans	1.4%	1.2%	1.5%

(1) NPL defined as microcredit loans more than 30 days past due, consumer more than 60 days past due, mortgage loans more than 120 days past due and commercial loans more than 90 days past due.

(*) For comparing purposes with our 2014 measures 30 days past due, 90 days past due and NPL's are only calculated on a capital basis (they do not include interest accounts receivables)

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Report of 3Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

1.2 Fixed income and equity investments

Investment securities, net (excluding derivatives) grew 12.3% to Ps 28,300.6 billion between September 30, 2014 and September 30, 2015 and grew 1.6% versus June 30, 2015. Ps. 25,822.2 billion of our total gross portfolio is invested in debt securities, which grew by 12.9% between September 30, 2014 and September 30, 2015 and by 0.7% since June 30, 2015. Ps. 2,480.0 billion of total gross investment securities is invested in equity securities, which grew 5.8% between September 30, 2014 and September 30, 2015 and 11.2% since June 30, 2015.

The average yield on fixed income investment securities was 3.8% in 3Q15, 4.8% in 2Q15 and 5.2% in 3Q14.

Total assets held for investment	3Q14	2Q15	3Q15	Δ
				3Q15 vs. 2Q15	3Q15 vs. 3Q14
Financial assets held for trading
Fixed income investments	2,901.8	3,080.6	3,323.9	7.9%	14.5%
Equity investments	1,528.0	1,395.1	1,360.6	-2.5%	-11.0%
Total financial assets held for trading	4,429.9	4,475.7	4,684.5	4.7%	5.7%
Financial assets available for sale
Fixed income investments	16,856.3	19,775.4	19,248.6	-2.7%	14.2%
Equity investments	815.5	834.3	1,119.5	34.2%	37.3%
Total financial assets available for sale	17,671.8	20,609.8	20,368.1	-1.2%	15.3%
Held-to-maturity investments	3,107.2	2,781.6	3,249.7	16.8%	4.6%
Allowance for financial assets held for investment	(11.0)	(19.2)	(1.6)	-91.5%	-85.1%
Total financial assets held for investment	25,197.9	27,847.9	28,300.6	1.6%	12.3%

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Report of 3Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

1.3 Cash and Cash Equivalents

As of September 30, 2015, Cash and cash equivalents had a balance of Ps. 18,716.0 billion showing a decrease of 7.0% versus September 30, 2014 and an increase of 2.0% versus June 30, 2015 (-11.8% and -0.8% excluding Ps. depreciation effect).

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of September 30, 2015 was Ps. 9,573.9 billion, increasing by 32.4% versus September 30, 2014 and by 11.9% versus June 30, 2015.

Goodwill as of September 30, 2015 was Ps. 6,959.8 billion, increasing by 31.2% versus September 30, 2014 and by 12.4% versus June 30, 2015. This increase was primarily attributable to the impact of the peso depreciation as the majority of the goodwill at Aval is denominated in USD.

Other intangibles reflect the value of road concessions and other financial assets, mainly recorded at Corficolombiana.

2. Liabilities

As of September 30, 2015 funding represented 93% of total liabilities and other liabilities represented 7%. As of June 30, 2015 and September 30, 2014 this composition was 94% and 6%, respectively.

2.1 Funding

Total Funding which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and other, (iv) Bonds, and (v) Bank acceptances had a balance of Ps. 176,720.4 billion as of September 30, 2015 showing an increase of 24.7% versus September 30, 2014 and of 8.6% versus June 30, 2015 (10.0% and 2.9% excluding Ps. depreciation effect). Total deposits represented 73% of total funding as of the end 3Q15 and 77% and 75% for 3Q14 and 2Q15.

Average cost of funds was 3.5% in 3Q15, 3.4% in 2Q15 and 3.3% in 3Q14.

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Report of 3Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

Deposits from clients at amortized cost	3Q14	2Q15	3Q15	Δ
				3Q15 vs. 2Q15	3Q15 vs. 3Q14
Checking accounts	24,325.9	28,262.1	29,697.1	5.1%	22.1%
Time deposits	38,894.0	47,044.1	49,541.0	5.3%	27.4%
Saving deposits	44,626.0	46,951.3	49,321.9	5.0%	10.5%
Other deposits	623.6	317.8	530.8	67.0%	-14.9%
Deposits from clients at amortized cost	108,469.5	122,575.3	129,090.8	5.3%	19.0%

Of our total deposits as of September 30, 2015, checking accounts represented 23.0%, time deposits 38.4%, saving accounts 38.2% and other deposits 0.4%.

The following table shows the deposits composition by bank:

Deposits/ Bank ($)	3Q14	2Q15	3Q15	Δ
				3Q15 vs. 2Q15	3Q15 vs. 3Q14
Banco de Bogotá	71,156.0	82,058.2	89,408.4	9.0%	25.7%
Local	48,702.5	51,547.2	52,809.3	2.4%	8.4%
Central America	22,453.4	30,511.0	36,599.1	20.0%	63.0%
Banco de Occidente	22,495.0	22,583.6	22,347.7	-1.0%	-0.7%
Banco Popular	10,981.7	12,090.0	11,813.3	-2.3%	7.6%
Banco AV Villas	8,121.0	8,365.8	8,396.4	0.4%	3.4%
Eliminations	4,284.2	2,522.3	2,875.1	14.0%	-32.9%
Total Grupo Aval	108,469.5	122,575.3	129,090.8	5.3%	19.0%

Deposits/ Bank (%)	3Q14	2Q15	3Q15
Banco de Bogotá	65.6%	66.9%	69.3%
Local	44.9%	42.1%	40.9%
Central America	20.7%	24.9%	28.4%
Banco de Occidente	20.7%	18.4%	17.3%
Banco Popular	10.1%	9.9%	9.2%
Banco AV Villas	7.5%	6.8%	6.5%
Eliminations	3.9%	2.1%	2.2%
Total Grupo Aval	100.0%	100.0%	100.0%

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Report of 3Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

2.1.2 Borrowings from Banks and Other (includes borrowings from rediscount bank)

As of September 30, 2015, borrowings from banks and other totaled Ps. 19.742,2 billion, showing an increase of 47.8% versus September 30, 2014 and an increase of 21.4% versus June 30, 2015. Excluding the effect of the peso depreciation, borrowings from banks and other grew 14.8% versus 3Q14 and 8.9% versus 2Q15.

2.1.3 Bonds

Total bonds as of September 30, 2015 totaled Ps. 16,391.7 billion showing an increase of 26.4% versus September 30, 2014 and of 10.0% versus June 30, 2015. Excluding the effect of the peso depreciation, bonds grew 1.3% versus 3Q14 and decreased 0.1% versus 2Q15.

3. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). As of September 30, 2015 Minority Interest was Ps. 7,809.2 billion which increased by 10.0% versus September 30, 2014. Total Minority Interest increased from 35.9% of Total Equity for September 30, 2014 to 37.2% for September 30, 2015. Total Minority Interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Direct & indirect ownership of main subsidiaries	3Q14	2Q15	3Q15	Δ
				3Q15 vs. 2Q15	3Q15 vs. 3Q14
Banco de Bogotá (1)	67.8%	68.7%	68.7%	4	92
Banco de Occidente	72.2%	72.2%	72.3%	1	5
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
BAC Credomatic (2)	67.8%	68.7%	68.7%	4	92
Porvenir (3)	75.2%	75.7%	75.7%	-	42
Corficolombiana (4)	41.2%	44.3%	44.3%	-	310
GAL	100.0%	100.0%	100.0%	-	-
GAIL	100.0%	100.0%	100.0%	-	-

(1) Grupo Aval's ownership in Banco de Bogotá increased during 4Q2014 both through open market transactions along the year and the rights issuance held between November and December, 2014; (2) BAC Credomatic is fully owned by Banco de Bogotá, as such, the increase in Grupo Aval's total ownership is explained by the rise in our ownership in Banco de Bogotá; (3) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá; (4) Grupo Aval increased its direct ownership in Corficolombiana through the acquisition of 20.008.260 common shares (9.3% of shares outstanding) of Corficolombiana from Banco de Occidente in December 17, 2014.

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Report of 3Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of September 30, 2015 was Ps. 13,160.8 billion showing an increase of 3.8% versus September 30, 2014. Attributable shareholders’ equity decreased by 3.3% versus June 30, 2015 mainly driven by the distribution of profits and a decline in the other comprehensive income associated to an increase in the unrealized gains and losses of the fixed income portfolio.

Distribution of profits during 3Q15 amounted to Ps. 655,062.

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Report of 3Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

Income Statement Analysis

Our net income attributable to shareholders for 3Q15 of Ps. 444.8 billion shows an increase of 7.7% versus 3Q14 and a decrease of 21.8% versus 2Q15. Despite a 12.4% in crease in Net Income after provisions and a 11.0% increase in Fees and Other Service Income, net; other income decreased by 19.4% and other expenses increased by 15.0%, making the income before tax expense contract by 8.3%. As tax expenses increased and minority interest decreased, Aval´s attributable net income contracted by 21.8%.

Consolidated Statement of income	3Q14	2Q15	3Q15	Δ
				3Q15 vs. 2Q15	3Q15 vs. 3Q14
Interest income
Interest on loans and leases	2,642.0	3,124.3	3,355.7	7.4%	27.0%
Changes in fair value of financial assets	281.4	88.4	178.5	101.9%	-36.6%
Interests on fixed income investments at amortized cost	90.8	234.9	71.2	-69.7%	-21.6%
Total interest income	3,014.3	3,447.6	3,605.4	4.6%	19.6%
Total interest expense	1,161.3	1,370.7	1,481.9	8.1%	27.6%
Net interest income	1,853.0	2,076.8	2,123.5	2.2%	14.6%
Total net provisions for losses on loans and other impairments	375.8	554.1	411.6	-25.7%	9.5%
Net interest income after provisions	1,477.2	1,522.8	1,712.0	12.4%	15.9%
Fees and other services income	835.3	999.9	1,099.8	10.0%	31.7%
Fees and other services expenses	143.2	159.1	166.4	4.6%	16.2%
Fees and other services income, net	692.1	840.9	933.3	11.0%	34.9%
Other income	624.3	717.6	578.4	-19.4%	-7.3%
Other expenses	1,629.8	1,709.6	1,966.2	15.0%	20.6%
Income before tax expense	1,163.8	1,371.7	1,257.6	-8.3%	8.1%
Income tax expense	428.8	489.9	502.6	2.6%	17.2%
Income from continued operations	735.0	881.8	754.9	-14.4%	2.7%
Income from discontinued operations	-	-	-	-	-
Net income before non-controlling interest	735.0	881.8	754.9	-14.4%	2.7%
Non controlling interest	(321.8)	(312.8)	(310.1)	-0.9%	-3.6%
Net income attributable to the owners of the parent company	413.2	569.0	444.8	-21.8%	7.7%

Net interest income	3Q14	2Q15	3Q15	Δ
				3Q15 vs. 2Q15	3Q15 vs. 3Q14
Interest income
Interest on loans and leases	2,642.0	3,124.3	3,355.7	7.4%	27.0%
Changes in fair value of financial assets	281.4	88.4	178.5	101.9%	-36.6%
Interests on fixed income investments at amortized cost	90.8	234.9	71.2	-69.7%	-21.6%
Total interest income	3,014.3	3,447.6	3,605.4	4.6%	19.6%
Interest expense
Checking accounts	44.7	43.1	46.3	7.4%	3.5%
Time deposits	407.5	534.2	572.5	7.2%	40.5%
Saving deposits	346.3	339.1	366.8	8.2%	5.9%
Total interest expenses on deposits	798.5	916.4	985.5	7.5%	23.4%
Deposits from financial institutions	(0.1)	-	-	-	-
Borrowings	280.7	338.8	362.3	6.9%	29.1%
Interbank and overnight funds	51.0	76.6	83.8	9.4%	64.2%
Borrowings from banks and others	112.1	127.2	131.4	3.3%	17.3%
Bonds	117.6	135.0	147.1	8.9%	25.1%
Borrowings from rediscount banks	82.2	115.6	134.0	16.0%	63.1%
Total interest expense	1,161.3	1,370.7	1,481.9	8.1%	27.6%
Net interest income	1,853.0	2,076.8	2,123.5	2.2%	14.6%

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Report of 3Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

Our net interest income increased by 14.6% to Ps. 2,123.5 for 3Q15 versus 3Q14 and by 2.2% versus 2Q15. The main reasons for the increase versus 3Q14 were:

• A 19.6% increase in interest income derived from a 27.0% increase in interest income from loans and leases, offset by a 32.9% decrease in interest income from investment securities.

• Offsetting the increase in interest income described above was a 27.6% increase in interest expense derived from a 23.4% increase in interests paid on deposits and a 36.8% in interests paid on other funding.

Our Net Interest Margin was 5.3% for 3Q15, down from 5.4% in 2Q15 and 5.7% in 3Q14. Net Interest Margin on Loans was 6.3% in 3Q15, 6.4% in 2Q15 and 6.2% in 3Q14. On the other hand, our Net Fixed Income Investments Margin was 0.5% in 3Q15 versus 1.4% in 2Q15 and 2.4% in 3Q14.

2. Provision expense, net

Our total net provision expense increased by 9.5% to Ps. 411.6 billion for 3Q15 versus 3Q14 and decreased by 25.7% versus 2Q15.

Total net provisions for losses on loans and other impairments	3Q14	2Q15	3Q15	Δ
				3Q15 vs. 2Q15	3Q15 vs. 3Q14
Expenses for allowance for loan & lease losses and accrued interest	417.2	601.8	465.3	-22.7%	11.5%
Recovery of charged-off assets	52.1	53.3	62.6	17.6%	20.2%
Expenses for allowance for investments	0.0	0.2	0.1	-63.2%	N.A.
Impairment of foreclosed assets	10.6	5.3	8.8	66.1%	-16.9%
Total net provisions for losses on loans and other impairments	375.8	554.1	411.6	-25.7%	9.5%

Our annualized net provision expense to average loans was 1.4% for 3Q15, 1.9% for 2Q15 and 1.6% for 3Q14. Net of recoveries of charged-off loans our ratios were 1.2% for 3Q15; 1.8% for 2Q15 and 1.4% for 3Q14.

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Report of 3Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

3. Fee income and other income, net

Total fees and other operating income, net increased by 14.8% to Ps. 1,511.8 for 3Q15 versus 3Q14 and decreased 3.0% in the quarter. Total fees and other services income, net increased by 34.9% to Ps. 933.3 billion in 3Q15 versus 3Q14 and by 11.0% in the quarter.

Total other income decreased by 7.3% to Ps. 578.4 versus 3Q14 and by 19.4% versus 2Q15. The yearly decrease was driven by a drop in other income.

Total fees and other income	3Q14	2Q15	3Q15	Δ
				3Q15 vs. 2Q15	3Q15 vs. 3Q14
Fees and other services income
Commissions from banking services	413.1	485.0	554.2	14.3%	34.2%
Branch network services	8.0	7.3	8.7	18.8%	8.6%
Credit and debit card fees	104.0	192.0	208.5	8.6%	100.5%
Checking fees	16.5	18.0	18.2	1.2%	10.4%
Warehouse services	49.9	41.2	42.6	3.4%	-14.6%
Fiduciary activities	56.2	59.6	60.4	1.4%	7.5%
Pension plan management	187.7	194.4	201.4	3.6%	7.3%
Other	0.0	2.5	5.7	131.3%	-
Total fees and other services income	835.3	999.9	1,099.8	10.0%	31.7%
Fees and other services expenses	143.2	159.1	166.4	4.6%	16.2%
Fees and other services income, net	692.1	840.9	933.3	11.0%	34.9%
Other income
Hedging activities and foreign exchange (losses) gains, net	50.2	161.7	66.7	-58.8%	32.9%
Dividend & Equity Method Income	41.7	84.4	83.3	-1.3%	99.6%
Income from the non-financial sector, net	243.3	264.8	248.1	-6.3%	1.9%
Other Income	289.0	206.7	180.4	-12.8%	-37.6%
Total other income	624.3	717.6	578.4	-19.4%	-7.3%

Total fees and other income	1,316.4	1,558.5	1,511.8	-3.0%	14.8%

4. Other expenses

Total other expenses for 3Q15 of Ps. 1,966.2 billion increased by 20.6% versus 3Q14 and 15.0% versus 2Q15. Our efficiency ratio measured as operating expenses before depreciation and amortization to total income, was 50.7% in a cost to income basis in 3Q15 deteriorating from 47.7% in 3Q14 and 46.3% in 2Q15. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets was 3.5% in 3Q15 and 3.3% in 3Q14 and 2Q15.

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Report of 3Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

5. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). For 3Q15, Minority Interest in the income statement was Ps. 310.1 billion, showing a decrease of 3.6% versus 3Q14 and 0.9% versus 2Q15. The ratio of Minority Interest to income before Minority Interest was 41.1% in 3Q15, 43.8% in 3Q14 and 35.5% in 2Q15.

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Report of 3Q 2015 consolidated results Information reported in Ps. billions and under Full IFRS

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff

Vice President of Financial Planning and Investor Relations

Tel: +571 241 9700 x3600

E-mail: turibe@grupoaval.com

Diana Polanía Ruiz

Director of Financial Planning and Investor Relations

Tel: +571 241 9700 x3295

E-mail: dpolania@grupoaval.com

15/17

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under Full IFRS
Information in Ps. Billions

Consolidated Balance Sheet	3Q14	2Q15	3Q15	Δ
				3Q15 vs. 2Q15	3Q15 vs. 3Q14

Cash and balances at central bank	20,115.5	18,351.5	18,716.0	2.0%	-7.0%
Financial assets held for trading
Fixed income investments	2,901.8	3,080.6	3,323.9	7.9%	14.5%
Equity investments	1,528.0	1,395.1	1,360.6	-2.5%	-11.0%
Derivatives	301.0	675.1	1,270.9	88.3%	322.2%
Other financial assets under concession contracts	1,695.4	1,815.1	1,853.4	2.1%	9.3%
Total financial assets held for trading	6,426.3	6,965.9	7,808.8	12.1%	21.5%
Financial assets available for sale
Fixed income investments	16,856.3	19,775.4	19,248.6	-2.7%	14.2%
Equity investments	815.5	834.3	1,119.5	34.2%	37.3%
Total financial assets available for sale	17,671.8	20,609.8	20,368.1	-1.2%	15.3%
Held-to-maturity investments	3,107.2	2,781.6	3,249.7	16.8%	4.6%
Allowance for financial assets held for investment	(11.0)	(19.2)	(1.6)	-91.5%	-85.1%
Total financial assets held for investment	27,194.3	30,338.1	31,424.9	3.6%	15.6%
Loans & leases operations and receivables portfolio
Commercial loans and leases	68,597.1	80,766.6	87,245.6	8.0%	27.2%
Commercial loans and leases	66,748.2	78,178.5	84,664.8	8.3%	26.8%
Interbank & overnight funds and others	1,849.0	2,588.1	2,580.7	-0.3%	39.6%
Consumer loans and leases	31,060.2	36,664.3	40,165.0	9.5%	29.3%
Mortgages and housing leases	8,351.0	11,007.0	12,748.4	15.8%	52.7%
Microcredit loans and leases	367.2	382.9	391.7	2.3%	6.7%
Total loans & leases operations and receivables portfolio	108,375.5	128,820.9	140,550.7	9.1%	29.7%
Allowance for loans & leases operations and receivables portfolio	-3,004.4	-3,413.6	-3,518.1	3.1%	17.1%
Total loans and leases portfolio at amortized cost	105,371.1	125,407.3	137,032.6	9.3%	30.0%

Other accounts receivable	2,014.3	2,564.2	3,039.1	18.5%	50.9%
Derivatives used for hedging	44.7	41.4	38.6	-6.7%	-13.6%
Non-current assets held for sale	194.5	241.2	244.5	1.4%	25.7%
Investment in associates and joint ventures	642.7	780.4	902.0	15.6%	40.4%
Tangible assets	5,605.4	5,946.6	6,289.3	5.8%	12.2%
Intangible assets	7,232.7	8,559.1	9,573.9	11.9%	32.4%
Income tax assets	1,914.3	2,055.8	2,850.6	38.7%	48.9%
Other assets	465.8	389.3	452.4	16.2%	-2.9%
Total assets	170,795.3	194,674.8	210,564.0	8.2%	23.3%

Financial liabilities at fair value	408.0	867.0	1,573.7	81.5%	285.7%
Deposits from financial institutions	-	-	-	-	-
Deposits from clients at amortized cost	108,469.5	122,575.3	129,090.8	5.3%	19.0%
Checking accounts	24,325.9	28,262.1	29,697.1	5.1%	22.1%
Time deposits	38,894.0	47,044.1	49,541.0	5.3%	27.4%
Saving deposits	44,626.0	46,951.3	49,321.9	5.0%	10.5%
Other deposits	623.6	317.8	530.8	67.0%	-14.9%
Borrowings	31,016.3	37,908.0	45,253.5	19.4%	45.9%
Interbank borrowings and overnight funds	7,065.2	9,133.3	11,765.8	28.8%	66.5%
Borrowings from banks and others	10,982.0	13,868.6	17,096.1	23.3%	55.7%
Bonds	12,969.1	14,906.2	16,391.7	10.0%	26.4%
Borrowings from rediscount banks	2,193.6	2,168.8	2,376.1	9.6%	8.3%
Total liabilities at amortized cost	141,679.3	162,652.2	176,720.4	8.6%	24.7%
Derivatives used for hedging	130.2	399.9	756.4	89.1%	481.0%
Provisions	795.3	738.0	1,012.2	37.2%	27.3%
Income tax liabilities	3,231.4	3,677.6	4,246.1	15.5%	31.4%
Employee benefits	1,070.5	1,000.2	1,112.1	11.2%	3.9%
Other liabilities	3,703.4	3,930.7	4,173.0	6.2%	12.7%
Total liabilities	151,018.1	173,265.7	189,593.9	9.4%	25.5%

Shareholder's equity attributable to the owners of the parent company	12,677.5	13,603.0	13,160.8	-3.3%	3.8%
Non-controlling interests	7,099.7	7,806.1	7,809.2	0.0%	10.0%
Total shareholder's equity	19,777.1	21,409.1	20,970.0	-2.1%	6.0%

Total liabilities and shareholder's equity	170,795.3	194,674.8	210,564.0	8.2%	23.3%

16/17

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under Full IFRS
Information in Ps. Billions

Consolidated Statement of income	YTD 2014	YTD 2015%		3Q14	2Q15	3Q15	Δ
							3Q15 vs. 2Q15	3Q15 vs. 3Q14
Interest income
Interest on loans and leases	7,815.2	9,431.7	20.7%	2,642.0	3,124.3	3,355.7	7.4%	27.0%
Changes in fair value of financial assets	790.0	312.8	-60.4%	281.4	88.4	178.5	101.9%	-36.6%
Interests on fixed income investments at amortized cost	230.0	616.7	168.1%	90.8	234.9	71.2	-69.7%	-21.6%
Total interest income	8,835.2	10,361.2	17.3%	3,014.3	3,447.6	3,605.4	4.6%	19.6%

Interest expense
Checking accounts	127.0	136.6	7.5%	44.7	43.1	46.3	7.4%	3.5%
Time deposits	1,166.6	1,616.6	38.6%	407.5	534.2	572.5	7.2%	40.5%
Saving deposits	954.7	1,013.5	6.2%	346.3	339.1	366.8	8.2%	5.9%
Total interest expenses on deposits	2,248.3	2,766.6	23.1%	798.5	916.4	985.5	7.5%	23.4%
Deposits from financial institutions	(0.1)	-	-	(0.1)	-	-	-	-
Borrowings	793.7	1,012.9	27.6%	280.7	338.8	362.3	6.9%	29.1%
Interbank and overnight funds	138.7	220.1	58.7%	51.0	76.6	83.8	9.4%	64.2%
Borrowings from banks and others	326.6	377.6	15.6%	112.1	127.2	131.4	3.3%	17.3%
Bonds	328.4	415.1	26.4%	117.6	135.0	147.1	8.9%	25.1%
Borrowings from rediscount banks	245.8	362.9	47.6%	82.2	115.6	134.0	16.0%	63.1%
Total interest expense	3,287.7	4,142.4	26.0%	1,161.3	1,370.7	1,481.9	8.1%	27.6%
Net interest income	5,547.6	6,218.8	12.1%	1,853.0	2,076.8	2,123.5	2.2%	14.6%

Provisions for losses on loans and other impairments
Expenses for allowance for loan & lease losses and accrued interest	1,208.6	1,512.2	25.1%	417.2	601.8	465.3	-22.7%	11.5%
Recovery of charged-off assets	137.6	164.1	19.3%	52.1	53.3	62.6	17.6%	20.2%
Expenses for allowance for investments	7.3	0.5	-92.9%	0.0	0.2	0.1	-63.2%	N.A.
Impairment of foreclosed assets	9.9	23.1	-	10.6	5.3	8.8	66.1%	-
Total net provisions for losses on loans and other impairments	1,088.2	1,371.7	26.1%	375.8	554.1	411.6	-25.7%	9.5%
Net interest income after provisions	4,459.4	4,847.1	8.7%	1,477.2	1,522.8	1,712.0	12.4%	15.9%

Fees and other services income
Commissions from banking services	1,205.1	1,511.1	25.4%	413.1	485.0	554.2	14.3%	34.2%
Branch network services	22.4	25.8	14.8%	8.0	7.3	8.7	18.8%	8.6%
Credit and debit card fees	317.6	591.2	86.2%	104.0	192.0	208.5	8.6%	100.5%
Checking fees	49.7	53.2	7.0%	16.5	18.0	18.2	1.2%	10.4%
Warehouse services	143.0	123.6	-13.5%	49.9	41.2	42.6	3.4%	-14.6%
Fiduciary activities	169.0	176.1	4.2%	56.2	59.6	60.4	1.4%	7.5%
Pension plan management	564.8	594.6	5.3%	187.7	194.4	201.4	3.6%	7.3%
Other	0.0	9.9	-	0.0	2.5	5.7	131.3%	-
Total fees and other services income	2,471.6	3,085.5	24.8%	835.3	999.9	1,099.8	10.0%	31.7%
Fees and other services expenses	405.4	487.9	20.4%	143.2	159.1	166.4	4.6%	16.2%
Fees and other services income, net	2,066.2	2,597.6	25.7%	692.1	840.9	933.3	11.0%	34.9%

Other income
Hedging activities and foreign exchange (losses) gains, net	242.4	298.9	23.3%	50.2	161.7	66.7	-58.8%	32.9%
Net gains on sales of investments	8.1	4.4	-45.5%	5.7	0.2	3.9	1729.7%	-31.7%
Income from sales of non-current assets available for sale	0.0	27.0	-	0.0	15.4	7.1	-53.8%	N.A.
Equity method	34.9	152.8	337.6%	5.9	82.9	53.9	-34.9%	812.8%
Dividends	94.8	45.6	-51.9%	35.8	1.5	29.4	1825.1%	-18.0%
Gains on valuation of biological assets, net	-	14.1	-	-	4.3	4.9	12.7%	-
Income from the non-financial sector, net	659.0	803.7	22.0%	243.3	264.8	248.1	-6.3%	1.9%
Other income	785.2	569.5	-27.5%	283.4	186.8	164.5	-11.9%	-41.9%
Total other income	1,824.5	1,916.1	5.0%	624.3	717.6	578.4	-19.4%	-7.3%

Other expenses
Losses from sales of non-current assets available for sale	2.6	3.2	25.0%	1.0	1.2	1.4	10.5%	35.4%
Payroll expenses	1,852.6	2,276.5	22.9%	629.6	733.8	822.9	12.1%	30.7%
Termination expenses	24.9	29.2	17.5%	9.2	9.6	11.3	17.8%	22.9%
Bonus plan payments	84.9	85.4	0.7%	21.6	22.3	34.5	54.5%	59.9%
Salaries and employee benefits	1,742.8	2,161.9	24.0%	598.8	701.8	777.0	10.7%	29.8%
Administrative expenses	2,241.1	2,656.6	18.5%	747.4	864.5	938.5	8.6%	25.6%
Depreciation and amortization	434.9	355.8	-18.2%	152.3	115.9	120.3	3.8%	-21.0%
Other operating expenses	232.8	439.7	88.9%	99.5	(5.8)	83.1	-1527.1%	-16.4%
Total other expenses	4,763.9	5,731.8	20.3%	1,629.8	1,709.6	1,966.2	15.0%	20.6%

Income before tax expense	3,586.2	3,629.0	1.2%	1,163.8	1,371.7	1,257.6	-8.3%	8.1%
Income tax expense	1,287.5	1,435.4	11.5%	428.8	489.9	502.6	2.6%	17.2%
Income from continued operations	2,298.6	2,193.6	-4.6%	735.0	881.8	754.9	-14.4%	2.7%
Income from discontinued operations	-	-	-	-	-	-	-	-
Net income before non-controlling interest	2,298.6	2,193.6	-4.6%	735.0	881.8	754.9	-14.4%	2.7%
Non controlling interest	(938.1)	(845.6)	-9.9%	(321.8)	(312.8)	(310.1)	-0.9%	-3.6%
Net income attributable to the owners of the parent company	1,360.5	1,348.0	-0.9%	413.2	569.0	444.8	-21.8%	7.7%

17/17

Item 2

3Q15 Consolidated Earnings Results IFRS December 2015

2 Haga clic para modificar l estilo de título del patrón Disclaimer Grupo Aval Acciones y Valores S . A . (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores ) and the United States Securities and Exchange Commission . As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U . S . securities regulation as a “foreign private issuer” under Rule 405 of the U . S . Securities Act of 1933 . Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia . As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions . All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance . Although we are not a financial institution, until December 31 , 2014 we prepared the unaudited consolidated financial information included in our quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions . However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia . As a result, since January 1 , 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS . IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB . Our 20 - F annual report filed with the SEC provides a description of the principal differences between Colombian Banking GAAP and U . S . GAAP as well as expected changes from our implementation of IFRS as applicable under Colombian regulations . The unaudited consolidated financial information included in this webcast is presented in accordance with IFRS as currently issued by the IASB . Details of the calculations of non - GAAP measures such as ROAA and ROAE, among others, are explained when required in this report . As a result of our migration to IFRS and our first year of implementation of IFRS accounting principles, our interim unaudited consolidated financial information for 2015 , and the comparative interim information for the respective periods of 2014 , may be subject to further amendments . This report may include forward - looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20 - F available at the SEC webpage . Recipients of this document are responsible for the assessment and use of the information provided herein . Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document . The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates . When applicable, in this webcast we refer to billions as thousands of millions .

3 Haga clic para modificar l estilo de título del patrón Highlights Grupo Aval financials for 3Q15 show the following general results (1/2) : • Total consolidated assets grew by 23.3% versus 3Q2014 and by 8.2% versus 2Q2015. In absence of the devaluation of the peso (53% LTM and 19% in the quarter), assets would have grown 10.6% and 3.1% respectively. • Gross loans grew by 29.7% versus 3Q2014 and by 9.1% versus 2Q2015. In absence of the devaluation of the peso, gross loans would have grown 16.6% and 4.2% respectively. • Quality of the loan portfolio shows stability with PDL’s (+30 days) of 2.5% for 3Q2015 versus 2.6% in 2Q2015 and 2.7% in 3Q2014, and NPL’s of 1.6% for 3Q2015 versus 1.7 % in 2Q2015 and 1.8% in 3Q2014. • Cost of risk (net) improved to 1.4% in 3Q2015 from 1.9% in 2Q2015 and 1.6% in 3Q2014. • Total deposits grew by 19.0% versus 3Q2014 and by 5.3% versus 2Q2015. In absence of the devaluation of the peso, deposits would have grown 7.3% and 0.6% respectively. • Ratio of deposits to gross loans shows, as of September 2015, a tightening in liquidity that has been partially reverted during October and November of this year.

4 Haga clic para modificar l estilo de título del patrón Highlights Grupo Aval financials for 3Q15 show the following general results (2/2) : • Total Equity decreases by 2.1% between 2Q2015 and 3Q2015 driven by the distribution of profits of the first semester of the year, and by an increase in the unrealized gains of our Fixed Income Portfolio. • Tangible Capital ratio shows a deterioration as of the end of 3Q2015 due to the asset growth of the period, the contraction in Total Equity, and the impact that the devaluation of the peso had on our USD denominated Goodwill. • NIM on loans was 6.3% for 3Q2015 versus 6.4% in 2Q2015. Yield on loans remained at 10% for the period while average cost of funds increased from 3.4% to 3.5%. • NIM on fixed income investments declined to 0.5% in 3Q2015 versus 1.4% for 2Q2015. • As a result of the above, Total NIM contracted to 5.3% in 3Q2015 from 5.4% in 2Q2015. • Efficiency ratio shows a slight deterioration in the quarter on a cost to income basis going from 46.3% in 2Q2015 to 50.7% in 3Q2015. On a cost to asset basis, the ratio went from 3.3% in 2Q2015 to 3.5% in 3Q2015. • ROAA for the quarter was 1.5% and ROAE for the quarter was 13.3%. Other matters : • Previously published IFRS figures for 1Q2015 and 2Q2015 have been revised as the IFRS implementation process continues to adjust some figures. The revision has no material impact on YTD net income.

5 Haga clic para modificar l estilo de título del patrón Macroeconomic context - Colombia GDP Growth Expectations Source: Bloomberg Consensus Source : DANE. Unemployment (%) Current Account balance (USD mm) Source : Banrep and DANE . 2.90 2.80 2.6 3.1 3.6 4.1 4.6 5.1 Jan-14 Mar-14 May-14 Jul-14 Sep-14 Nov-14 Jan-15 Mar-15 May-15 Jul-15 Sep-15 Nov-15 2015E 2016E 9.0% 8.9% 7.8% 7.9% 8.2% 7.0% 8.0% 9.0% 10.0% 11.0% 12.0% 13.0% 14.0% January February March April May June July August September October 2011 2012 2013 2014 2015 - 3.4% - 4.4% - 4.3% - 5.0% - 7.2% - 6.5% - 6.4% -8.0% -7.0% -6.0% -5.0% -4.0% -3.0% -2.0% -1.0% 0.0% 0 1,000 2,000 3,000 4,000 5,000 6,000 dic-13 mar-14 jun-14 sep-14 dic-14 mar-15 jun-15 USD Million Exports Imports Current Account Deficit / GDP

6 Haga clic para modificar l estilo de título del patrón Macroeconomic context - Colombia Inflation (%) Source: DANE Source : Banrep . (1) End of period DTF rate . Source: Banrep and DANE Central Bank’s Monetary Policy 3.73 3.20 2.44 2.16 1.94 2.93 3.66 4.42 5.89 1.5 2.5 3.5 4.5 5.5 6.5 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 12-month inflation Lower target range Upper target range Inflation as of Oct. 2015 5.01% 5.50% 3.0% 3.5% 4.0% 4.5% 5.0% 5.5% Dec-13 Feb-14 Apr-14 Jun-14 Aug-14 Oct-14 Dec-14 Feb-15 Apr-15 Jun-15 Aug-15 Oct-15 DTF (1) Colombian Central Bank's Interest Rate 6.6% 3.0% 3.73% 5.89% 4.75% 5.50% 0% 2% 4% 6% 2011 2012 2013 2014 1Q15 2Q15 3Q15 Oct-15 Nov-15 Real GDP growth Inflation Colombian Central Bank's Interest Rate

7 Haga clic para modificar l estilo de título del patrón 1,700 2,200 2,700 3,200 3,700 30 50 70 90 110 130 Jan-14 Mar-14 May-14 Jul-14 Sep-14 Nov-14 Jan-15 Mar-15 May-15 Jul-15 Sep-15 Nov-15 WTI (US$ - Lhs) COP Exchange Rate Macroeconomic context - Colombia Source: Bloomberg Source: Bloomberg. ( 100=Dec 31, 2013) Colombian Peso Exchange Rate COP vs Emerging markets’ currencies Colombian Peso vs WTI US$/barrel 3Q14 2Q15 3Q15 3Q15 vs. 2Q15 3Q15 vs. 3Q14 Average 1,909.30 2,496.45 2,938.94 17.72% 53.93% End of period 2,022.00 2,598.68 3,086.75 18.78% 52.66% 90 100 110 120 130 140 150 160 170 180 190 200 Jan-14 Feb-14 Mar-14 Apr-14 May-14 Jun-14 Jul-14 Aug-14 Sep-14 Oct-14 Nov-14 Dec-14 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Colombian Peso Brazilian Real Mexican Peso Chilean Peso Peruvian Nuevo Sol Turkish Lira South African Rand

8 Haga clic para modificar l estilo de título del patrón Fuente: FMI Real GDP growth evolution (%) Macroeconomic context – Central America 2.0 3.1 3.5 4.2 4.1 4.7 6.2 2.3 3.5 3.0 3.8 3.9 4.0 6.0 0 1 2 3 4 5 6 7 ES HO CR GU CENAM NI PA 2014 2015E 17.0% 20.5% 12.3% 16.6% 17.9% 21.2% 14.5% Central America Panama Costa Rica El Salvador Guatemala Honduras Nicaragua Source: SECMCA, Central Banks; (1) Corresponds to 2013 since numbers for 2014 are not available. Oil & gas imports / Total imports (%) Fuente: FMI Central Bank’s Monetary Policy 2 4 6 8 10 oct.-10 oct.-11 oct.-12 oct.-13 oct.-14 oct.-15 Costa Rica Guatemala Honduras (1)

9 Haga clic para modificar l estilo de título del patrón 64.4% 13.2% 2.6% 19.8% Loans and financial leases Fixed income Investments Unconsolidated equity investments Other 65.1% 12.3% 2.6% 20.1% 61.7% 13.4% 2.9% 22.0% 170.8 194.7 210.6 3Q14 2Q15 3Q15 3Q15 / 3Q14: 23.3% Assets Breakdown 3Q14 3Q15 Foreign (1) Colombian operations 21.8% 78.2% Foreign (1) Colombian operations 28.8% 71.2% Total Assets Assets Figures in Ps. Trillions % of total assets % of total assets (1) Foreign operations reflect Central American operations. 2Q15 Foreign (1) Colombian operations 26.0% 74.0% % of total assets 3Q15 / 2Q15: 8.2% 3Q15 / 3Q14 = 10.6% 3Q15 / 2Q15 = 3.1% Growth excl. depreciation of COP

10 Haga clic para modificar l estilo de título del patrón 108.4 128.8 140.6 3Q14 2Q15 3Q15 63.3% 28.7% 7.7% 0.3% 62.1% 28.6% 9.1% 0.3% Gross loans Gross loans Breakdown 3Q15 3Q14 Loans Figures in Ps. Trillions 108.4 Microcredit Mortgages Consumer Commercial 6.7% 52.7% 29.3% 27.2% 3Q15 / 3Q14 140.6 3Q15 / 3Q14: 29.7% 3Q15 / 2Q15: 9.1% 62.7% 28.5% 8.5% 0.3% 2Q15 128.8 3Q15 / 3Q14 = 16.6% 3Q15 / 2Q15 = 4.2% Growth excl. depreciation of COP 6.7% 15.5% 13.8% 18.1% % Growth excluding depreciation of COP

11 Haga clic para modificar l estilo de título del patrón Loan portfolio quality 2.7% 2.6% 2.5% 1.8% 1.7% 1.6% 3Q14 2Q15 3Q15 30 days PDLs / Total loans NPLs / Total loans 1.6% 1.9% 1.4% 1.4% 1.8% 1.2% 3Q14 2Q15 3Q15 Loan provision expense, net / Average Loans Loan provision expense, net (net of recoveries of charged-off assets) / Average Loans 0.8x 0.7x 0.9x 3Q14 2Q15 3Q15 Charge offs / Average NPLs 1.6x 1.6x 1.6x 1.1x 1.1x 1.0x 3Q14 2Q15 3Q15 Allowances / NPLs Allowances / 30+ PDLs Allowances / Total loans 2.8% 2.5% 2.7% (1) 30 days PDLs and NPls exclude interest account receivables. (2) 30 days PDLs and NPls for 3Q14 are presented under Colombian Banking GAAP. (1) (1) (1) (2) (1) 30 days PDLs and NPls exclude interest account receivables. (2) 30 days PDLs and NPls for 3Q14 are presented under Colombian Banking GAAP. (1) (1) (1) NPL defined as microcredit loans more than 30 days past due , consumer more than 60 days past due, mortgage more than 120 days past due and commercial loans more than 90 days past due (2)

12 Haga clic para modificar l estilo de título del patrón Loan portfolio quality – Grupo Aval (1) Past Due Loans + 30 / Total Loans. (2) NPL defined as microcredit loans more than 30 days past due, consumer and financial leases more than 60 days past due, mortgage more tan 120 days past due and commercial loans more than 90 days past due . (3) Past due and Non Performing Loans for 3Q14 are presented under Colombian Banking GAAP. Past Due Loans (1) Non - performing Loans (2) 3Q14 (3) 2Q15 (*) 3Q15 (*) 3Q14 (3) 2Q15 (*) 3Q15 (*) Commercial 1.9% 1.8% 1.8% 1.3% 1.3% 1.3% Consumer 4.1% 4.1% 3.8% 2.9% 2.8% 2.5% Mortgages 3.0% 2.8% 2.8% 1.2% 1.2% 1.1% Microcredit 10.0% 10.1% 9.4% 10.0% 10.1% 9.4% Total Loans 2.7% 2.6% 2.5% 1.8% 1.7% 1.6% (*) PDL + 30 days : including interest account receivables , is 2.67% for the 2Q15 and 2.70% for the 3Q15 (*) NPL’s : including interest account receivables , is 1.82% for the 2Q15 and 1.85% for the 3Q15

13 Haga clic para modificar l estilo de título del patrón 3Q14 2Q15 3Q15 Interbank Borrowings 5.0% 5.6% 6.7% Long-Term Bonds 9.2% 9.2% 9.3% Banks and Others 9.3% 9.9% 11.0% Deposits 76.6% 75.4% 73.0% 3Q14 2Q15 3Q15 Others 0.6% 0.3% 0.4% Time deposits 35.9% 38.4% 38.4% Checking accounts 22.4% 23.1% 23.0% Savings deposits 41.1% 38.3% 38.2% 3Q15 / 3Q14: 19.0% Total Deposits Total Funding 1.03x 0.98x 0.94x 3Q14 2Q15 3Q15 Deposits / Net Loans (%) 141.7 162.7 176.7 3Q15/3Q14: 24.7% 108.5 122.6 129.1 Funding Figures in Ps. Trillions 3Q15/2Q15: 8.6% 3Q15/2Q15: 5.3% 3Q15 / 3Q14 = 10.0% 3Q15 / 2Q15 = 2.9% Growth excl. depreciation of COP 3Q15 / 3Q14 = 7.3% 3Q15 / 2Q15 = 0.6% Growth excl. depreciation of COP Funding Composition Deposit Composition

14 Haga clic para modificar l estilo de título del patrón 3Q14 2Q15 3Q15 Minority interest 7.1 7.8 7.8 Attributable Shareholders' Equity 12.7 13.6 13.2 Total Equity 19.8 21.4 21.0 12.7 13.6 13.2 3Q14 2Q15 3Q15 3Q15 / 3Q14: 3.8% Attributable Shareholders Equity Attributable Equity + Minority Interest 11.6% 10.0% 11.0% Total Equity / Assets 7.7% 5.7% 6.9% Tangible capital ratio (1) Capital 3Q15 / 3Q14: 6.0% Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) (2) 3Q15/2Q15: - 2.1% 3Q15/2Q15: - 3.3% 3Q14 2Q15 3Q15 3Q14 2Q15 3Q15 3Q14 2Q15 3Q15 3Q14 2Q15 3Q15 Primary capital ( Tier 1) 7.6 7.8 7.5 9.1 10.4 10.0 10.9 10.5 10.9 11.2 10.1 10.4 Solvency Ratio 11.1 11.1 10.0 12.7 12.4 11.4 12.3 12.0 11.6 12.3 10.7 10.8 Tangible Capital Ratio (2) 9.4 10.0 8.9 13.0 12.3 11.7 14.4 15.8 14.6 12.0 11.7 11.5 (1) Tangible Capital Ratio is calculated as Total Equity minus Intangibles divided by Total Assets minus Intangibles. (2) Solvency ratios and Tier 1 figures for 2014 are presented under Colombian Banking GAAP and for 2015 under IFRS.

15 Haga clic para modificar l estilo de título del patrón 6.2% 6.4% 6.3% 3Q14 2Q15 3Q15 2.4% 1.4% 0.5% 3Q14 2Q15 3Q15 NIM – Net Interest Margin (1) Net Interest Margin: Net interest income divided by total average interest - earning assets. (2) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (3) Net Fixed Income Margin: Net Interest income on Fixed Income securities and on Interbank and Overnight funds to Average Fixed In come securities and Interbank and overnight funds. 5.7% 5.4% 5.3% 3Q14 2Q15 3Q15 Net Interest Margin (1) Loans Interest Margin (2) Net Fixed Income Margin (3) 3.4% 3.5% 3.3% Avg. cost of funds / Total Int. and non Int. funding 3Q14 2Q15 3Q15 3Q15/ 3Q14 3Q15/ 2Q15 1.85 2.08 2.12 14.6% 2.2% Net interest income ( trillions ) Avg. yield on loans 10.0% 10.0% 9.8% Avg. yield on fixed income investments 4.8% 3.8% 5.2%

16 Haga clic para modificar l estilo de título del patrón 339.2 368.4 247.0 285.1 349.2 331.4 624.3 717.6 578.4 3Q14 2Q15 3Q15 Other Equity Portfolio Income Other income Other income 3Q15 / 3Q14: - 7.3% Fees and other operating income Figures in Ps. Billions 3Q14 2Q15 3Q15 Dividend & Equity Method income (1) 42 84 83 Income from non - financial sector, net 243 265 248 Foreign exchange (losses) gains, net 50 162 67 Other 289 207 180 Total other operating income 624 718 578 3Q15 / 2Q15: - 19.4% [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] [CELLRANGE] 3Q14 2Q15 3Q15 Commissions from banking services Credit Card fees Fiduciary activities Pension funds management Other (1) Total gross fees and other service income. 3Q15 / 3Q14: 31.7% 3Q15/2Q15: 10.0% Fees (1) (1) From unconsolidated equity investments.

17 Haga clic para modificar l estilo de título del patrón 3.3% 3.3% 3.5% 3Q14 2Q15 3Q15 47.7% 46.3% 50.7% 3Q14 2Q15 3Q15 Efficiency Ratio is calculated as Operating Expenses before D&A divided by Total income before net provisions. Operating expenses / Total Income Operating expenses / Average Assets Efficiency and non operating income, net Efficiency Ratio is calculated as annualized Operating Expenses before D&A divided by average of total assets.

18 Haga clic para modificar l estilo de título del patrón 1.8% 1.8% 1.5% 3Q14 2Q15 3Q15 413 569 445 3Q14 2Q15 3Q15 14.1% 17.1% 13.3% 3Q14 2Q15 3Q15 (1) ROAA for each quarter is calculated as annualized Net Income before Minority Interest divided by average of total assets. (2) ROAE for each quarter is calculated as annualized Net Income attributable for Aval's shareholders divided by average attributable shareholders' equity. Net income Profitability ROAA (1) ROAE (2) Figures in Ps. Billions $20.1 $25.5 $20.0 EPS 20,513 22,281 22,281 Shares Outstanding (MM Average )

Item 3

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Information in Ps. Billions

Consolidated Balance Sheet	OSFP	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15

Cash and balances at central bank	14,580.6	14,189.9	15,847.9	20,115.5	17,231.1	18,659.8	18,351.5	18,716.0
Financial assets held for trading	-	-	-	-	-	-	-	-
Fixed income investments	5,501.2	4,564.2	3,672.2	2,901.8	3,085.7	4,633.6	3,080.6	3,323.9
Equity investments	1,140.6	1,396.2	1,398.3	1,528.0	1,272.0	1,380.8	1,395.1	1,360.6
Derivatives	175.5	356.5	302.5	301.0	1,047.8	958.5	675.1	1,270.9
Other financial assets under concession contracts	1,565.7	1,608.9	1,652.2	1,695.4	1,738.6	1,776.9	1,815.1	1,853.4
Total financial assets held for trading	8,383.0	7,925.8	7,025.2	6,426.3	7,144.0	8,749.7	6,965.9	7,808.8
Financial assets available for sale
Fixed income investments	14,147.9	16,968.1	16,443.6	16,856.3	18,056.7	18,884.1	19,775.4	19,248.6
Equity investments	808.1	813.0	759.9	815.5	877.3	919.4	834.3	1,119.5
Total financial assets available for sale	14,956.0	17,781.1	17,203.5	17,671.8	18,934.0	19,803.5	20,609.8	20,368.1
Held-to-maturity investments	3,197.0	3,407.4	3,701.3	3,107.2	3,064.3	3,328.5	2,781.6	3,249.7
Allowance for financial assets held for investment	(9.6)	(9.9)	(10.0)	(11.0)	(12.2)	(21.1)	(19.2)	(1.6)
Total financial assets held for investment	26,526.3	29,104.4	27,920.0	27,194.3	29,130.0	31,860.6	30,338.1	31,424.9
Loans & leases operations and receivables portfolio
Commercial loans and leases	65,640	67,412	68,112	68,597	73,413	77,968	80,767	87,245.6
Commercial loans and leases	63,028	65,412	66,159	66,748	71,271	74,572	78,179	84,664.8
Interbank & overnight funds and others	2,612	2,000	1,953	1,849	2,143	3,397	2,588	2,580.7
Consumer loans and leases	28,337	28,869	29,374	31,060	33,754	35,311	36,664	40,165.0
Mortgages and housing leases	7,105	7,564	7,640	8,351	9,777	10,581	11,007	12,748.4
Microcredit loans and leases	364	367	369	367	372	373	383	391.7
Total loans & leases operations and receivables portfolio	101,446.5	104,212.3	105,494.2	108,375.5	117,316.2	124,233.2	128,820.9	140,550.7
Allowance for loans & leases operations and receivables portfolio	(2,799)	(2,925)	(2,950)	(3,004)	(3,158)	(3,250)	(3,414)	(3,518.1)
Total loans and leases portfolio at amortized cost	98,647.7	101,287.7	102,543.9	105,371.1	114,158.4	120,982.9	125,407.3	137,032.6

Other accounts receivable	2,041.8	2,259.2	2,069.0	2,014.3	2,413.6	2,917.5	2,564.2	3,039.1
Derivatives used for hedging	17.1	49.0	145.0	44.7	64.8	41.2	41.4	38.6
Non-current assets held for sale	309.4	326.8	315.8	194.5	226.1	240.2	241.2	244.5
Investment in associates and joint ventures	567.9	617.1	696.2	642.7	709.8	717.3	780.4	902.0
Tangible assets	5,467.7	5,485.6	5,499.0	5,605.4	5,886.7	5,918.6	5,946.6	6,289.3
Intangible assets	7,095.1	7,142.9	7,008.5	7,232.7	8,103.0	8,480.6	8,559.1	9,573.9
Income tax assets	919.5	1,358.7	1,615.0	1,914.3	1,678.5	1,701.4	2,055.8	2,850.6
Other assets	389.7	401.8	409.1	465.8	396.5	391.6	389.3	452.4
Total assets	156,562.7	162,223.2	164,069.3	170,795.3	179,998.6	191,911.8	194,674.8	210,564.0

Financial liabilities at fair value	214.5	366.3	267.0	408.0	1,183.1	1,110.4	867.0	1,573.7
Deposits from financial institutions	-	-	-	-	-	-	-	-
Deposits from clients at amortized cost	100,530.3	103,959.6	105,499.9	108,469.5	113,476.8	121,577.0	122,575.3	129,090.8
Checking accounts	24,843.3	24,799.5	24,084.8	24,325.9	28,741.5	27,882.1	28,262.1	29,697.1
Time deposits	32,794.0	35,206.8	34,693.7	38,894.0	41,947.7	46,196.5	47,044.1	49,541.0
Saving deposits	42,416.9	43,458.1	46,209.0	44,626.0	42,217.6	47,148.6	46,951.3	49,321.9
Other deposits	476.0	495.3	512.3	623.6	570.0	349.9	317.8	530.8
Borrowings	28,841.1	29,862.6	30,103.0	31,016.3	32,780.9	36,246.6	37,908.0	45,253.5
Interbank borrowings and overnight funds	5,294.2	6,289.4	6,439.5	7,065.2	4,929.5	7,354.5	9,133.3	11,765.8
Borrowings from banks and others	10,799.2	11,286.6	10,805.9	10,982.0	13,717.2	13,724.9	13,868.6	17,096.1
Bonds	12,747.7	12,286.5	12,857.6	12,969.1	14,134.2	15,167.2	14,906.2	16,391.7
Borrowings from rediscount banks	2,108.8	2,231.2	2,229.8	2,193.6	2,108.5	2,022.9	2,168.8	2,376.1
Total liabilities at amortized cost	131,480.2	136,053.4	137,832.7	141,679.3	148,366.2	159,846.5	162,652.2	176,720.4
Derivatives used for hedging	47.4	52.6	7.3	130.2	559.5	538.3	399.9	756.4
Provisions	826.0	800.9	783.1	795.3	792.1	907.5	738.0	1,012.2
Income tax liabilities	2,291.4	2,857.0	2,764.1	3,231.4	3,176.1	3,274.7	3,677.6	4,246.1
Employee benefits	954.1	969.5	969.7	1,070.5	975.7	1,009.9	1,000.2	1,112.1
Other liabilities	3,848.1	3,895.5	3,574.6	3,703.4	3,914.6	4,612.0	3,930.7	4,173.0
Total liabilities	139,661.8	144,995.2	146,198.5	151,018.1	158,967.3	171,299.2	173,265.7	189,593.9

Shareholder's equity attributable to the owners of the parent company	10,092.5	10,377.9	10,807.4	12,677.5	13,331.7	13,093.1	13,603.0	13,160.8
Non-controlling interests	6,808.4	6,850.1	7,063.4	7,099.7	7,699.6	7,519.4	7,806.1	7,809.2
Total shareholder's equity	16,900.8	17,227.9	17,870.7	19,777.1	21,031.3	20,612.6	21,409.1	20,970.0

Total liabilities and shareholder's equity	156,562.7	162,223.2	164,069.3	170,795.3	179,998.6	191,911.8	194,674.8	210,564.0

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Information in Ps. Billions

Consolidated Statement of income	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15
Interest income
Interest on loans and leases	2,581.8	2,591.4	2,642.0	2,802.3	2,951.7	3,124.3	3,355.7
Changes in fair value of financial assets	251.1	257.4	281.4	202.2	45.9	88.4	178.5
Interests on fixed income investments at amortized cost	31.8	107.4	90.8	71.1	310.6	234.9	71.2
Total interest income	2,864.7	2,956.3	3,014.3	3,075.7	3,308.2	3,447.6	3,605.4

Interest expense
Checking accounts	40.0	42.3	44.7	44.3	47.2	43.1	46.3
Time deposits	371.6	387.5	407.5	466.3	509.9	534.2	572.5
Saving deposits	301.7	306.6	346.3	325.9	307.6	339.1	366.8
Total interest expenses on deposits	713.3	736.5	798.5	836.5	864.8	916.4	985.5
Deposits from financial institutions	(0.0)	(0.0)	(0.1)	0.1	-	-	-
Borrowings	242.0	271.0	280.7	279.6	311.7	338.8	362.3
Interbank and overnight funds	38.0	49.7	51.0	46.3	59.7	76.6	83.8
Borrowings from banks and others	102.7	111.9	112.1	112.7	119.0	127.2	131.4
Bonds	101.4	109.5	117.6	120.6	133.1	135.0	147.1
Borrowings from rediscount banks	78.9	84.7	82.2	94.3	113.3	115.6	134.0
Total interest expense	1,034.1	1,092.2	1,161.3	1,210.5	1,289.8	1,370.7	1,481.9
Net interest income	1,830.5	1,864.1	1,853.0	1,865.2	2,018.5	2,076.8	2,123.5

Provisions for losses on loans and other impairments
Expenses for allowance for loan & lease losses and accrued interest	367.8	423.5	417.2	455.0	445.1	601.8	465.3
Recovery of charged-off assets	44.9	40.6	52.1	52.0	48.2	53.3	62.6
Expenses for allowance for investments	0.0	7.3	0.0	0.0	0.2	0.2	0.1
Impairment of foreclosed assets	(0.0)	(0.7)	10.6	(16.6)	9.0	5.3	8.8
Total net provisions for losses on loans and other impairments	323.0	389.4	375.8	386.4	406.1	554.1	411.6
Net interest income after provisions	1,507.5	1,474.7	1,477.2	1,478.8	1,612.4	1,522.8	1,712.0

Fees and other services income
Commissions from banking services	395.4	396.6	413.1	474.0	471.9	485.0	554.2
Branch network services	7.1	7.4	8.0	8.6	9.8	7.3	8.7
Credit and debit card fees	110.9	102.7	104.0	130.5	190.7	192.0	208.5
Checking fees	16.8	16.4	16.5	16.4	17.0	18.0	18.2
Warehouse services	45.3	47.9	49.9	45.4	39.8	41.2	42.6
Fiduciary activities	56.0	56.8	56.2	55.6	56.2	59.6	60.4
Pension plan management	179.3	197.7	187.7	192.9	198.8	194.4	201.4
Other	0.0	0.0	0.0	0.0	1.7	2.5	5.7
Total fees and other services income	810.8	825.5	835.3	923.3	985.9	999.9	1,099.8
Fees and other services expenses	123.7	138.5	143.2	139.8	162.5	159.1	166.4
Fees and other services income, net	687.1	687.0	692.1	783.5	823.4	840.9	933.3

Other income
Hedging activities and foreign exchange (losses) gains, net	63	129	50	190	71	162	67
Net gains on sales of investments	2	1	6	10	0	0	4
Income from sales of non-current assets available for sale	0	0	0	7	5	15	7
Equity method	4	25	6	73	16	83	54
Dividends	51	8	36	51	15	2	29
Gains on valuation of biological assets, net	-	-	-	-	5	4	5
Income from the non-financial sector, net	234	182	243	261	291	265	248
Other income	201	300	283	255	218	187	165
Total other income	555.5	644.7	624.3	848.2	620.0	717.6	578.4

Other expenses
Losses from sales of non-current assets available for sale	1	0	1	8	1	1	1
Payroll expenses	616	607	630	651	720	734	823
Termination expenses	6	9	9	7	8	10	11
Bonus plan payments	32	32	22	27	29	22	35
Salaries and employee benefits	578	566	599	617	683	702	777
Administrative expenses	735	759	747	879	854	865	939
Depreciation and amortization	140	143	152	183	120	116	120
Other operating expenses	52	82	99	153	362	(6)	83
Total other expenses	1,543.8	1,590.4	1,629.8	1,873.7	2,056.1	1,709.6	1,966.2

Income before tax expense	1,206.3	1,216.0	1,163.8	1,236.7	999.7	1,371.7	1,257.6
Income tax expense	452.9	405.8	428.8	462.7	442.8	489.9	502.6
Income from continued operations	753.4	810.2	735.0	774.1	556.9	881.8	754.9
Income from discontinued operations	-	-	-	-	-	-	-
Net income before non-controlling interest	753.4	810.2	735.0	774.1	556.9	881.8	754.9
Non controlling interest	(323.4)	(292.8)	(321.8)	(296.0)	(222.7)	(312.8)	(310.1)
Net income attributable to the owners of the parent company	430.0	517.4	413.2	478.1	334.2	569.0	444.8

Key ratios	OSFP	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15
NIM(1)		5.8%	5.8%	5.7%	5.5%	5.5%	5.4%	5.3%
Efficiency ratio(2)		47.0%	47.2%	47.7%	47.2%	48.5%	46.3%	50.7%
ROAA(3)		1.9%	2.0%	1.8%	1.8%	1.2%	1.8%	1.5%
ROAE(4)		16.8%	19.5%	14.1%	14.7%	10.1%	17.1%	13.3%

30 days PDL / Total loans and leases(*)		2.7%	2.6%	2.7%	2.6%	2.5%	2.6%	2.5%
Provision expense / Average loans and leases (5)		1.5%	1.6%	1.6%	1.6%	1.5%	1.9%	1.4%
Allowance / 30 days PDL		1.1	1.1	1.1	1.1	1.1	1.1	1.0
Allowance / Total loans and leases		2.8%	2.8%	2.8%	2.7%	2.7%	2.7%	2.5%
Charge offs / Average loans and leases (5)		0.9%	1.4%	1.4%	1.6%	1.3%	1.2%	1.5%

Total loans and leases, net / Total assets		62.4%	62.5%	61.7%	63.4%	63.0%	64.4%	65.1%
Deposits / Total loans and leases, net		102.6%	102.9%	102.9%	99.4%	100.5%	97.7%	94.2%
Equity + Min. interest / Assets		10.6%	10.9%	11.6%	11.7%	10.7%	11.0%	10.0%
Tangible equity ratio (6)		6.5%	6.9%	7.7%	7.5%	6.6%	6.9%	5.7%

Shares outstanding (EoP)		20,406,943,099	20,406,943,099	22,036,572,719	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)		20,374,195,242	20,406,943,099	20,513,223,292	22,278,360,154	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)		1,295	1,350	1,380	1,305	1,160	1,270	1,180
Preferred share price (EoP)		1,305	1,350	1,390	1,280	1,165	1,275	1,175
BV/ EoP shares in Ps.		508.5	529.6	575.3	598.3	587.6	610.5	590.7
EPS		21.1	25.4	20.1	21.5	15.0	25.5	20.0

P/E (7)		15.5	13.3	17.3	14.9	19.4	12.5	14.7
P/BV (7)		2.6	2.5	2.4	2.1	2.0	2.1	2.0

(1) NIM is calculated as Net Interest Income divided by the average Interest Earning Assets; (2) Efficiency Ratio calculated as operating expenses minus D&A divided by total income before provision expense, net; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter, (5) Refers to average gross loans for the period, (6) Tangible Equity Ratio is calculated as Total Equity minus Intangibles divided by Total Assets minus Intangibles; (7) Based on Preferred share prices.

(*) NPL defined as microcredit loans more than 30 days past due, consumer more than 60 days past due, mortgage loans more than 120 days past due and commercial loans more than 90 days past due. For comparing purposes with our 2014 measures 30 days past due, 90 days past due and NPL's are only calculated on a capital basis (they do not include interest accounts receivables).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel